Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Insurance Income Strategies Ltd.

Hamilton, Bermuda

We hereby consent to the use in the Prospectus constituting a part of Amendment No. 7 to Form S-1 Registration Statement, filed on June 27, 2018, of our report dated January 12, 2018, relating to the consolidated financial statements of Insurance Income Strategies Ltd., which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Grand Rapids, Michigan

June 28, 2018

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.